02012296

P.E. 1/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

JAN 2 9 2002

For the month of JANUARY, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date January 4, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

January 4, 2002 CDNX SYMBOL: IMR

NEWS RELEASE

Update on Current Events in Argentina

IMA Exploration Inc. is monitoring the recent events in Argentina and the anticipated Peso devaluation does not seem to adversely affect the Company's exploration activities, property agreements or future business conducted in that country.

IMA's outstanding property contracts with vendors on the 115,000 hectares (253,000 acres) it holds in Argentina are all based in US Dollars, with most in a paid-up position. The Company does not own any Peso-linked assets that may be subject to depreciation in case of Peso devaluation. In fact, any depreciation of the Argentine currency may be advantageous to IMA as any future exploration could be more cost effective.

IMA's Argentine portfolio of properties is strategically located either contiguous or in close proximity to world-class discoveries with the potential for large economic discoveries.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

2002 Number 1